UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Owl Rock Capital Corporation II

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69121D 100

(CUSIP Number)

April 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69121D 100	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Alan Kirshenbaum I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,777.778
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,777.778
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,777.778
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 69121D 100	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Owl Rock Capital Corporation II

Item 1(b).	Address of Issuer’s Principal Executive Offices:

245 Park Avenue, 41st Floor

New York, NY 10167

Item 2(b).	Name of Person Filing:

Alan Kirshenbaum

Item 2(b).	Address of Principal Business Office:

245 Park Avenue, 41st Floor

New York, NY 10167

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

69121D 100

CUSIP No. 69121D 100	Page 3 of 4 Pages

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Alan Kirshenbaum (the “Reporting Person”) may be deemed the beneficial owner of an aggregate of 27,777.778 shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer, which constitutes approximately 9.99% of the Issuer’s outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

CUSIP No. 69121D 100	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 19, 2017

By:	/s/ Alan Kirshenbaum
Name:	Alan Kirshenbaum